CHITALY HOLDINGS LIMITED
中意控股有限公司

Room 204, 2nd Floor, Wing On Plaza, 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong

Tel : (852) 2636 6648 Fax : (852) 2635 0389

Email : info@chitaly.com.hk

28th October, 2005

Exemption No.34829

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

Re: CHITALY HOLDINGS LIMITED Exemption No. 34829

On behalf of Chitaly Holdings Limited, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document / Date

1.	01/08/2005	09:02	Announcement of an Article	1 page
2.	16/08/2005	09:02	Termination of Negotiation	2 pages
3.	29/08/2005	09:09	2005 Interim Results Announcement	1 page
4.	29/08/2005	09:16	2005 Interim Results Announcement	6 pages
5.	29/08/2005	09:55	Change of Chief Executive Officer	1 page
6.	02/09/2005	12:33	2005 Interim Report	1 book
7.	30/09/2005	10:17	Share Buyback Report	1 page
8.	03/10/2005	10:28	Share Buyback Report	1 page
9.	05/10/2005	09:44	Share Buyback Report	1 page
10.	07/10/2005	09:43	Share Buyback Report	1 page
11.	10/10/2005	10:16	Share Buyback Report	1 page
12.	12/10/2005	09:52	Share Buyback Report	1 page
13.	14/10/2005	10:13	Share Buyback Report	1 page
14.	18/10/2005	10:00	Share Buyback Report	1 page
15.	20/10/2005	10:20	Share Buyback Report	1 page
16.	27/10/2005	10:08	Share Buyback Report	1 page

Yours truly,
For and on behalf of
中意控股有限公司
CHITALY HOLDINGS LIMITED

....
Authorized Signature(s)
Kevin Wong
Chief Financial Officer

Enclosure

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

ANNOUNCEMENT

> The Company noted the contents of an article published in the Hong Kong Economic Journal on 27 July 2005 regarding the Company and Mr. Lam Toi and wishes to clarify that although Mr Lam Toi has sold his shares in the Company due to his personal financing arrangement, Mr Lam is still an executive director and the vice-chairman of the Company. Mr Lam has never resigned from the Group and remains as an executive employed by the Group. Mr Lam has not been, and he has also confirmed that he does not intend to be, engaged in any furniture business outside the Group. The statement in the Press Article on Mr. Lam carrying on furniture business outside the Group was totally unfounded.

Chitaly Holdings Limited (the "Company") noted the contents of an article published in the Hong Kong Economic Journal on 27 July 2005 (the "Press Article") regarding the Company and Mr. Lam Toi ("Mr Lam").

The Company wishes to clarify that although Mr Lam has sold his shares in the Company due to his personal financing arrangement, Mr Lam is still an executive director and the vice-chairman of the Company. Mr Lam has never resigned from the Group and remains as an executive employed by the Group. Mr Lam has not been, and he has also confirmed that he does not intend to be, engaged in any furniture business outside the Company and its subsidiaries (the "Group"). The statement in the Press Article on Mr Lam carrying on furniture business outside the Group was totally unfounded.

As at the date of this announcement, Mr Tse Kam Pang, Mr Lam Toi and Mr Ma Gary Ming Fai are executive directors of the Company. Dr Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr Yau Chung Hong are independent non-executive directors of the Company.

By Order of the Board
Chitaly Holdings Limited
Chan Wing Kit Michael
Company Secretary

Hong Kong, 29 July 2005

Please also refer to the published version of this announcement in The Standard

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

TERMINATION OF NEGOTIATION

Further to Chitaly's announcement dated 12 July 2005, the Board wishes to announce that the negotiation among Chitaly, Omnicorp and the minority shareholders of WTG in relation to (1) Chitaly's possible conditional voluntary cash offer for all the issued shares of Omnicorp and (2) Chitaly's possible acquisition of the shares in WTG has been mutually terminated.

Reference is made to Chitaly's announcement dated 12 July 2005 ("Announcement"). Unless otherwise stated, capitalised terms used in this announcement have the meanings ascribed thereto in the Announcement.

Further to the Announcement, the board of directors of Chitaly (the "Board") announces that Chitaly has notified Omnicorp and the minority shareholders of WTG to confirm that the negotiation among Chitaly, Omnicorp and the minority shareholders of WTG in relation to (1) Chitaly's possible conditional voluntary cash offer for all the issued shares of Omnicorp and (2) Chitaly's possible acquisition of the shares in WTG has been mutually terminated.

Chitaly has used its best endeavors to negotiate favorable terms in the best interests of Chitaly and its shareholders but mutually acceptable terms could not be reached among the parties regarding WTG. Given the circumstances, the termination of negotiation is at this stage considered by the Board to be in the best interests of Chitaly and its shareholders and will not have any material negative impact on Chitaly's operations or financial position.

Reference is also made to the announcement of the share placement of Chitaly dated 26 July 2005. As the Offer and the Acquisition cannot be materialized, the net proceeds from the share placement would be used by Chitaly and its subsidiaries in the expansion of its production facilities and distribution network to achieve further organic growth. The Board will continue to look for other acquisition opportunities that provide for further growth and consolidation in the China furniture market. Shareholders and the investing public would be informed in accordance with the requirements of the Listing Rules if any such acquisition opportunity is identified.

As at the date of this announcement, Mr Tse Kam Pang, Mr Lam Toi and Mr Ma Gary Ming Fai are executive directors of Chitaly. Dr Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr Yau Chung Hong are independent non-executive directors of Chitaly.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 15 August 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in The Standard.

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 27/08/2005:
(stock code: 01198)
Year end date: 31/12/2005
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('000)	(Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('000)
Turnover	:	232,024	182,132
Profit/(Loss) from Operations	:	60,465	51,298
Finance cost	:	(186)	N/A
Share of Profit/(Loss) of Associates	:	(217)	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	49,333	44,535
% Change over Last Period	:	+10.8 %	
EPS/(LPS)-Basic (in dollars)	:	0.202	0.189
-Diluted (in dollars)	:	0.194	0.183
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	49,333	44,535
Interim Dividend per Share	:	9.5 cents	12.0 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	15/09/2005	to 20/09/2005 bdi.
Payable Date	:	27/09/2005	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

2005 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005 together with the unaudited comparative figures for the same period in 2004 (the "Interim Period"). These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

	Notes	**2005 (Unaudited) *HK$'000***	2004 (Unaudited) *HK$'000*
Turnover	(3)	**232,024**	182,132
Cost of sales		**(151,959)**	(122,244)
Gross profit		**80,065**	59,888
Other revenue	(4)	**17,734**	10,541
Selling and distribution costs		**(12,897)**	(8,323)
Administrative expenses		**(17,816)**	(10,782)
Share option reserve		**(6,587)**	–
Other operating expenses		**(34)**	(26)
Profit from operating activities	(5)	**60,465**	51,298
Finance costs		**(186)**	–
Share of losses of associate		**(217)**	–
Profit before tax		**60,062**	51,298
Tax	(6)	**(10,729)**	(6,763)
Net profit from ordinary activities attributable to shareholders		**49,333**	44,535
Dividends			
Final		**34,113**	27,908
Proposed Interim		**25,276**	29,240
		59,389	57,148
Earnings per share			
– basic	(7)	**20.2 cents**	18.9 cents
– diluted	(7)	**19.4 cents**	18.3 cents

Notes:

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements.

2. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

Following the adoption of the HKFRSs, the opening balances of the following accounts were adjusted retrospectively. The details of the prior period adjustments and opening adjustments are summarized as follows:

(a) Effect on opening balance of total equity at 1 January 2005

Effect of new policies (Increase/(decrease))	**Capital reserve (Unaudited)** *HK$'000*	**Retained earnings (Unaudited)** *HK$'000*	**Total (Unaudited)** *HK$'000*
Prior period adjustments:			
HKFRS 2			
Employee share option scheme	1,862	(1,862)	–
Net increase/ (decrease) in total equity before opening adjustments	1,862	(1,862)	–

(b) There is no effect on opening balance of total equity at 1 January 2004

The following tables summarise the impact on profit after tax, income or expenses recognized directly in equity and capital transactions with equity holders for the six-month periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs.

(c) Effect on profit after tax for the six months ended 30 June 2005 and 2004

	For the six months ended 30 June	
Effect of new policies (Increase/(decrease))	**2005 Equity holders of the parent (Unaudited)** ***HK$'000***	2004 Equity holders of the parent (Unaudited) *HK$'000*
HKFRS 2		
Employee share option scheme	**6,587**	–
Total effect for the period	**6,587**	–
Effect on earnings per share:		
Basic	**HK2.7 cents**	–
Diluted	**HK2.6 cents**	–

(d) Effect on income or expenses recognized directly in equity and capital transactions with equity holders for the six months ended 30 June 2005 and 2004

	For the six months ended 30 June	
Effect of new policies (Increase/(decrease))	**2005 Equity holders of the parent (Unaudited)** ***HK$'000***	2004 Equity holders of the parentl (Unaudited) *HK$'000*
HKFRS 2		
Employee share option scheme	**6,587**	–

Total effect for the period	6,587	–

3. **SEGMENT INFORMATON**

The Group's operating business are structured and managed separately according to the nature of their operations and the products they provide. Each of the Group's business segments represents a strategic business unit that offers products which are subject to risks and returns that are different from those of the other business segments. The following table presents revenue and results of the Group's primary segments.

	For the six months ended 30 June					
	2005			2004		
	Manufacturing of furniture	**Retailing of furniture**	**Total**	Manufacturing of furniture	Retailing of furniture	Total
	(Unaudited)	***(Unaudited)***	***(Unaudited)***	*(Unaudited)*	*(Unaudited)*	*(Unaudited)*
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*
Revenue:						
External sales	**219,758**	**12,266**	**232,024**	182,132	–	182,132
Segment results	**59,895**	**370**	**60,265**	40,758	–	40,758
Unallocated income			**193**			10,540
Finance costs			**(186)**			–
Share of losses of associates			**(210)**			–
Tax			**(10,729)**			(6,763)
Profit for the period			**49,333**			44,535

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the People's Republic of China ("PRC")	**228,904**	180,603
Sales to elsewhere	**3,120**	1,529
	232,024	182,132

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the PRC	**59,658**	50,864
Sale to elsewhere	**807**	434
	60,465	51,298

4. **OTHER INCOME AND GAINS**

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Bank interest income	**116**	102
Service fee	**11,891**	10,267
Gain on revaluation of property	**5,650**	–
Others	**77**	172
Other revenue	**17,734**	10,541

5. **PROFIT FROM OPERATING ACTIVITIES IS ARRIVED AT AFTER CHARGING**

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation of owned fixed assets	**7,834**	6,313
Amortisation of licence rights of trademarks	**141**	–
Share of losses of an associate	**217**	–

6. TAX

Hong Kong profits tax has not been provided during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Group		
Macao	**7,942**	4,900
PRC	**2,787**	1,863
Tax charge for the period	**10,729**	6,763

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the period of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu") which is engaged in the trading of furniture. Pursuant to the Macao SAR's Offshore Laws, Sino Full Macao Commercial Offshore Limited ("Sino Full"), a Macao Offshore Company, is exempted from all the taxes, including income tax, industrial tax and stamp duties.

According to the Income Tax Law of the PRC on Enterprises with Foreign Investment and Foreign Enterprise, Wanlibao, Guangzhou Fufa Furniture Limited ("Fufa") and Simply (Dongguan) Furniture Limited ("Simply"), wholly owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, are subject to a preferential corporate income tax rate of 24%, and are exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible for a 50% relief from PRC corporate income tax for the following three years.

King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") are engaged in the provision of quality control, design and customer services respectively. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

7. EARNING PER SHARE

The calculation of basic earnings per share is based on the unaudited net profit from ordinary activities attributable to shareholders for the period of HK$49,333,000 (2004: HK$44,535,000) and the weighted average of 244,492,667 (2004: 235,632,000) ordinary shares.

The calculation of diluted earnings per share is based on the unaudited net profit from ordinary activities attributable to shareholders for the period of HK$49,333,000 (2004: HK$44,535,000). The weighted average number of ordinary shares used in the calculation is the 244,492,667 (2004: 235,632,000) ordinary shares, as used in the basic earnings per share calculation; and the weighted average of 9,892,788 (2004:8,078,333) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the period.

MANAGEMENT DISSCUSION AND ANALYSIS

Dividend

The Board of Directors recommends payment of an interim dividend of HK9.5 cents per share for the six months ended 30 June 2005.

BUSINESS REVIEW

The Group recorded another satisfactory half year with turnover rising 27% to HK$232 million for the six months ended 30 June 2005. Gross profit margin increased from 32.9% of the same period last year to 34.5%. During the review period, we invested heavily in marketing and promotional activities and expanding our sales and distribution network to further enhance brand awareness among consumers and strengthen our foothold in the industry. We are pleased to see the positive feedback manifested in tremendous growth in sales that our profit from operating activities increased by 17.9% to HK$60 million for the six months ended 30 June 2005. After taking share options and revaluation of assets into account, profit from operating activities stood at HK$61 million.

The Chinese Government stepped up its macroeconomic measures to control over-investment during the first half of 2005, which effects were felt by the furniture industry, especially between April and June 2005. However, the Group believes these macroeconomic measures are beneficial to the furniture industry in the long run, thus is confident of the growth potential of the market.

Being owner of the renowned brand names, "Royal", "Knight", and "Simplified", the Group enjoys a significant share in the PRC's furniture market. During the review period, it marketed six series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Light Oak" and "Simplified". We grow our customer base constantly by expanding our product lines. Our furniture are traditionally designed for more mature consumers with large homes. Starting this year, new lines of products were developed and new series launched in the first half of this year included "愛子成龍" for children and "City Living" for young starter homes. Moreover, recently at the August furniture exhibition, two more series - "New Focus" and "i home" – which target also to young homeowners were previewed.

Featuring well-known celebrity Ms. Rosmund Kwan, the Group has been promoting extensively its brands and products via the print media, and on billboards as well as television. We had advertised extensively on television during the review period in order to raise brand awareness. On top of promotion in the domestic market, we also introduced our brands and products to overseas markets, such as Spain and the US, through active participation in international furniture shows. Our products were well received in those markets.

As at 30 June 2005, the Group's quality products were distributed nationwide through 920 specialty outlets in 29 provinces in China. As a step towards integrating its brands and corporate image, we retrieved franchise rights from franchisees in cities including Shanghai and Shenzhen. The purpose of our involvement in retailing is not to compete with our franchisees, but an effort to set a

model retail operation to inspire our franchisees. In its first six months of operation, our retail outlet contributed approximately HK$370,000 to our net profit. We expect this figure to grow as we approach our peak season in the second half of the year.

As an effort to ensure consistency of our brand images, we also offer sourcing services to franchisees for non-wooden furniture and accessories, such as sofa, mattress, table, cushion, massage chairs, lamps and other decorations. These services are welcomed by franchisees, as evidenced by the additional income from the franchised operation, amounting to approximately HK$12 million, about 16% more than that of the same period last year. The sourcing service also helped to fortify the business relationship between the Group and its distributors.

The PRC Government reinforced its macroeconomic control measures, which had adversely affected the furniture industry in the past months. However, as the measures have been effective in driving speculators out of the property market, they should facilitate healthy economic growth in the long run, which will in turn create a more promising future for the furniture market.

Much of our sales volume comes from newly weds establishing new homes. However, since this lunar year is not a good year for marriage, many may have postponed their weddings and delayed their plan to buy new homes.

In sprit of the above factors, the Group manages to achieve satisfactory results in 2005, while the above factors are expected to continue to have negative impact on the industry, the group remain cautiously optimistic of our business in the second half of the year.

The Group has been expanding rapidly since listing targeting to establish a distribution network with 1,000 specialty outlets by end of 2005. With over 920 outlets in operation in the first half of the year, we are optimistic about achieving our expansion goal.

The Group is quickly approaching maximum production capacity. With four new series of products introduced this year, effective management of capacity utilization will be critical to our growth in the short term. The Group has secured a piece of land early this year for building a new factory. We expect the first phase of the factory to be completed by end October this year to ease the anticipated capacity constraints.

Construction of the entire plant will be completed in three to five years. By then, the Group's total production capacity will be boosted by 150%.

We operate in a highly competitive environment. The strategies that worked yesterday may not be today's winning formula. Continual product innovation and new strategies are the only assurance to our continuous success. To maintain good profit margins this year, we have introduced four new product series this year.

In July, we successfully raised HK$100 million through a new issuance of shares to global institutional investors. We wish to thank specially our existing shareholders who have been supporting us over the years, and who subscribed to the placement. The purpose of the placement was to raise fund for acquiring a key competitor – Hing Lee Furniture. Unfortunately, as agreement could not be reached between the companies on related final terms, the acquisition was unsuccessful. We will continue to look for opportunities, which will allow us to further consolidate our business in line with our development strategies and promise accretive earnings growth.

We are satisfied with our growth so far this year and are cautiously optimistic about our performance in the near future. The industry environment had been less favorable this first half of the year in comparison with the past years. We believe our industry will be consolidating in the near term. This consolidation process may present opportunities for the Group to grow.

On balance, the July 2005 Renminbi appreciation (2%) should be beneficial to the Group. We expect any further Renminbi appreciation to be positive.

Riding on our effective marketing strategies, outstanding design capabilities, profitable business model, strong industry reputation and extensive presence in the PRC, we are confident that we will be able to grasp every opportunity ahead and bring the most fruitful returns to our shareholders.

INTERIM DIVIDEND

The directors have determined that an interim dividend of HK9.5 cents per share amounting to HK$25.3 million should be paid to the shareholders of the Company whose names appear in the Register of Members on 20 September 2005 and payable on 27 September 2005.

The Register of Members of the Company will be closed from 15 September 2005 to 20 September 2005, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 14 September 2005.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2005, the Group had an unaudited consolidated net asset value of approximately HK$266 million. (31 December 2004: HK$233 million). The Group maintained a strong financial position with cash and bank balances of HK$72 million as at 30 June 2005.

As at 30 June 2005, the Group had no contingent liabilities and bank borrowing of HK$12.6 million. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.66.

Over 90% of the Group's cash is either denominated in Hong Kong Dollars or Renminbi. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.47 times, which improved from the 1.42 times applicable at the end of 2004. As at 30 June 2005, the net current assets was approximately HK$74 million (31 December 2004: HK$75 million).

Employment and remuneration policy
The total number of employees of the Group as at 30 June 2005 was 2,000 (2004: 1,500).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30 June 2005, there were outstanding share options of 9.6 million.

Purchase, Sale or Redemption of Listed Securities
During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE ON CORPORATE GOVERNANCE PRACTICES
The Company has complied throughout the period of six- month ended 30 June 2005 and adopted all the code provisions set out in Appendix 14 Code on Corporate Governance Practices of the Listing Rules, except for the following deviations:

Code Provision A.2.1
This Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

On 27 August 2005, Mr. Tse Kam Pang, the Chairman, Chief Executive Officer and Executive Director of the Company resigned as Chief Executive Officer of the Company in order to segregate the duties of the Chairman of the Board from those of the Chief Executive officer. After the change, Mr. Tse will remain as Chairman and Executive Director of the Company. Mr. Ma Gary Ming Fai has been appointed as Chief Executive Officer of the Company at the same date.

Code Provision A.4.1
Code A.4.1 stipulates that non-executive directors should be appointed for a specific term and subject to re-election.

The term of office for non-executive directors are the same as for all directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Company's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the directors for the time being or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation .

Remuneration Committee
The Company has set up a Remuneration Committee in accordance with the relevant requirements of the Code on 27 August 2005. The Committee is chaired by Mr. Chang Chu Fai Johnson Francis, an independent non-executive director and comprise two other members, namely Dr. Donald H. Straszheim and Mr. Yau Chung Hong, being independent non-executive directors.

Model Code for Securities Transaction by Directors
The Company has adopted for compliance by the directors the code of conduct for dealings in securities of the Company as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules on 27 August 2005.

Having made specific enquiry of all directors of the Company, they have complied with the required standards set out in the Model Code for the six-month period ended 30 June 2005.

By Order of the Board
Chitaly Holdings Limited of
Tse Kam Pang
Chairman

Hong Kong, 27 August 2005
As at the date of this announcement, the directors of the Company are as follows:
Executive Directors:
Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai
Independent Non-Executive Directors:
Dr. Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

CHANGE OF CHIEF EXECUTIVE OFFICER

The board of directors (the "Board") of Chitaly Holdings Limited (the "Company") is pleased to announce that effective 27 August, 2005:

(1) Mr. Tse Kam Pang, the Chairman, Chief Executive Officer and Executive Director of the Company resigned as Chief Executive Officer of the Company in order to segregate the duties of the Chairman of the Board from those of the Chief Executive officer. After the change, Mr. Tse will remain as Chairman and Executive Director of the Company.

(2) Mr. Ma Gary Ming Fai has been appointed as Chief Executive Officer of the Company.

Mr. Ma Gary Ming Fai, age 41 is currently an executive director of the Company. Mr. Ma is also a Vice Chairman of Xteam Software International Limited, a listed subsidiary of the Beijing Municipal People's Government. Mr. Ma was a Chartered Accountant by training. He has worked as a managing director of an investment bank.

Mr. Ma has not entered into any service contract with the Company. His appointment with the Company is not for a fixed term but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. The fee payable to Mr. Ma will be fixed by the Board with reference to market conditions and his duties and responsibilities with the Company subject to shareholders' approval at annual general meeting.

As of the date of this announcement, Mr. Ma has no interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) except that he holds 2,300,000 share options under the Company's share option scheme. Apart from being a Chief Executive Officer and an executive director of the Company, Mr. Ma does not hold any position in any member of the Group and does not have any relationship with any other directors, senior management, substantial shareholders, or controlling shareholders of the Company or their respective associates.

Save as disclosed above, there are no other matters with respect to the above that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 27 August, 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai

Independent Non-Executive Directors:
Dr. Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong

Please also refer to the published version of this announcement in The Standard.

Printed : 30/09/2005

Share Repurchase Report

...pany	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
...TALY HOLD	1198	ORD	2005/9/29	578,000	HKD 4.225	HKD 4.10	HKD 2,421,520.00	Exchange	578,000	578,000	7.907	0.235

** End of Report **

...st the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising ... any inaccuracy or omission therein.

Date Printed : 03/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of I: Share C: at Time Resol P: Acquir: the Exch Since D: Resol
CHITALY HOLD	1198	ORD	2005/9/30	1,020,000	HKD 4.325	HKD 4.15	HKD 4,349,100.00	exchange	1,598,000	1,598,000	21.860	0.

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 05/10/2005

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the Month to Date (a)*	*Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)*	*% of Previous Months Turnover Acquired This Month to Date*	*% of Iss Share Cap at Time C Resolu Pas Acquired the Excha Since Dat Resolu*
CHITALY HOLD	1198	ORD	2005/10/4	410,000	HKD 4.525	HKD 4.50	HKD 1,851,750.00	exchange	410,000	2,008,000	2.572	0.8

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 07/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of I Share C at Time Reso P Acquir the Excl Since D Reso
CHITALY HOLD	1198	ORD	2005/10/6	500,000	HKD 4.45	HKD 4.40	HKD 2,214,400.00	exchange	910,000	2,508,000	5.708	1

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 10/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of I Share C at Time Reso P Acquir the Exch Since D Reso
CHITALY HOLD	1198	ORD	2005/10/7	44,000	HKD 4.40	-	HKD 193,600.00	Exchange	954,000	2,552,000	5.983	1

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 12/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issue Share Capit at Time Or Resolutio Passe Acquired o the Exchang Since Date o Resolutio
CHITALY HOLD	1198	ORD	2005/10/10	50,000	HKD 4.40	-	HKD 220,000.00	exchange	1,004,000	2,602,000	6.297	1.057

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 14/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issue Share Capita at Time Ora Resolutio Passe Acquired o the Exchang Since Date o Resolutio
CHITALY HOLD	1198	ORD	2005/10/13	400,000	HKD 4.45	-	HKD 1,780,000.00	exchange	1,404,000	3,002,000	8.806	1.220

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 18/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issu Share Capi at Time O Resoluti Pass Acquired the Exchan Since Date Resoluti
CHITALY HOLD	1198	ORD	2005/10/17	348,000	HKD 4.40	HKD 4.30	HKD 1,516,200.00	Exchange	1,752,000	3,350,000	10.989	1.36

** End of Report **

Date Printed : 20/10/2005

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issu Share Capi at Time O Resoluti Pass Acquired the Exchan Since Date Resoluti
CHITALY HOLD	1198	ORD	2005/10/19	100,000	HKD 4.40	HKD 4.375	HKD 439,500.00	Exchange	1,852,000	3,450,000	11.616	1.40

** End of Report **

Date Printed : 27/10/2005

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the Month to Date (a)*	*Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)*	*% of Previous Months Turnover Acquired This Month to Date*	*% of I Share C at Time Reso P Acquir the Excl Since D Reso*
CHITALY HOLD	1198	ORD	2005/10/26	142,000	HKD 4.175	HKD 4.025	HKD 579,550.00	exchange	1,994,000	3,592,000	12.507	1

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Interim Report 2005







[illegible]

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005 (the "Interim Period") together with the unaudited comparative figures for the same period in 2004. These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

CONDENSED CONSOLIDATED INCOME ACCOUNT

For the six months ended 30 June 2005

	Notes	2005 (Unaudited) HK$'000	2004 (Unaudited) HK$'000
TURNOVER	3	**232,024**	182,132
Cost of sales		**(151,959)**	(122,244)
Gross profit		**80,065**	59,888
Other revenue	4	**17,734**	10,541
Selling and distribution costs		**(12,897)**	(8,323)
Administrative expenses		**(17,816)**	(10,782)
Share option reserve		**(6,587)**	–
Other operating expenses		**(34)**	(26)
PROFIT FROM OPERATING ACTIVITIES	5	**60,465**	51,298
Finance cost	6	**(186)**	–
Share of losses of associate		**(217)**	–
PROFIT BEFORE TAX		**60,062**	51,298
Tax	7	**(10,729)**	(6,763)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**49,333**	44,535
DIVIDENDS			
Final		**34,113**	27,908
Proposed Interim	8	**25,276**	29,240
		59,389	57,148
EARNINGS PER SHARE			
– basic	9	**20.2 cents**	18.9 cents
– diluted	9	**19.4 cents**	18.3 cents

CONDENSED CONSOLIDATED BALANCE SHEET

30 JUNE 2005

	Notes	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Restated) (Unaudited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		**177,602**	169,951
Investment in an associate		**6,547**	–
Investments		**522**	–
Intangible assets		**26,242**	7,292
		210,913	177,243
CURRENT ASSETS			
Inventories	10	**68,288**	81,797
Accounts receivable	11	**25,917**	16,219
Prepayments, deposits and other receivables		**63,691**	68,281
Cash and cash equivalents		**71,840**	85,758
		229,736	252,055
CURRENT LIABILITIES			
Accounts payable	12	**44,151**	69,782
Tax payables		**64,183**	57,054
Other payables and accruals		**47,075**	49,623
Interest-bearing bank loan		**757**	729
		156,166	177,188

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

30 JUNE 2005

	Notes	**As at 30 June 2005 (Unaudited) HK$'000**	As at 31 December 2004 (Restated) (Unaudited) HK$'000
NET CURRENT ASSETS		**73,570**	74,867
TOTAL ASSETS LESS CURRENT LIABILITIES		**284,483**	252,110
NON-CURRENT LIABILITIES			
Interest-bearing bank loans		**11,892**	12,271
Deferred tax liabilities		**6,363**	6,363
		18,255	18,634
		266,228	233,476
CAPITAL AND RESERVES			
Issued capital	13	**24,607**	24,367
Reserves	14	**216,345**	174,996
Proposed interim dividend		**25,276**	–
Proposed final dividend		**–**	34,113
		266,228	233,476

Tse Kam Pang
Director

Ma Gary Ming Fai
Director

CONDENSED CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

	2005 (Unaudited) HK$'000	2004 (Unaudited) HK$'000
Total equity at 1 January	**233,476**	164,874
Exchange differences on translation of the financial statements of foreign entities and net gains and losses not recognised in the consolidated profit and loss account	**(275)**	206
Net profit for the period from ordinary activities attributable to shareholders	**49,333**	44,535
Exercise of share options	**11,220**	17,633
Share option reserve	**6,587**	–
Dividends paid on ordinary shares	**(34,113)**	(27,908)
Total equity at 30 June	**266,228**	199,340

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash inflow from operating activities	**56,260**	23,650
Net cash outflow from investing activities	**(46,935)**	(22,854)
Net cash outflow from financing activities	**(23,243)**	(10,275)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(13,918)**	(9,479)
Cash and cash equivalents at beginning of period	**85,758**	77,392
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**71,840**	67,913
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**71,840**	67,913

NOTES TO FINANCIAL STATEMENTS

30 June 2005

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except in relation to a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements.

The adoption of the new HKFRSs, except those new HKFRSs mentioned below, had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statements. The impact of adopting the following new HKFRSs is summarised as follows:

(a) HKAS 17 – Leases

In prior periods, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and any impairment losses. Upon the adoption of HKAS 17, the Group's leasehold interest in land and buildings is separated into leasehold land and leasehold buildings. The Group's leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from fixed assets to prepaid land premiums/land lease payments, while leasehold buildings continue to be classified as part of property, plant and equipment. Prepaid land premiums for land lease

1. ACCOUNTING POLICIES (continued)

(a) HKAS 17 – Leases (continued)

payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment. This change in accounting policy has had no effect on the condensed consolidated income statement and retained earnings. The comparatives on the condensed consolidated balance sheet for the year ended 31 December 2004 have been restated to reflect the reclassification of leasehold land.

(b) HKFRS 2 – Share-based Payment

In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company was required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received. Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted. The fair value is determined by an external valuer using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments

1. ACCOUNTING POLICIES (continued)

(b) HKFRS 2 – Share-based Payment (continued)

that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(c) HKFRS 3 – Business Combinations and HKAS 36 – Impairment of Assets

In prior periods, goodwill/negative goodwill arising on acquisitions prior to 1 January 2001 was eliminated against consolidated capital reserve in the year of acquisition and was not recognised in the income statement until disposal or impairment of the acquired business. Goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment. Negative goodwill was carried in the balance sheet and was recognized in the consolidated income statement on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets, except to the extent it related to expectations of future losses and expenses that were identified in the acquisition plan and that could be measured reliably, in which case, it was recognised as income in the consolidated income statement when the future losses and expenses were recognised.

Upon the adoption of HKFRS 3 and HKAS 36, goodwill arising on acquisitions is no longer amortised but subject to an annual impairment review (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired). Any impairment loss recognised for goodwill is not reversed in a subsequent period.

1. ACCOUNTING POLICIES (continued)

(c) HKFRS 3 – Business Combinations and HKAS 36 – Impairment of Assets (continued)

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding entry to the cost of goodwill and to derecognise the carrying amounts of negative goodwill (including that remaining in consolidated capital reserve) against retained earnings. Goodwill previously eliminated against consolidated capital reserve remains eliminated against consolidated capital reserve and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

2. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

Following the adoption of the HKFRSs, the opening balances of the following accounts were adjusted retrospectively. The details of the prior period adjustments and opening adjustments are summarized as follows:

(a) Effect on opening balance of total equity at 1 January 2005

Effect of new policies (Increase/(decrease))	Capital reserve (Unaudited) HK$'000	Retained earnings (Unaudited) HK$'000	Total (Unaudited) HK$'000
Prior period adjustments:			
HKFRS 2			
Employee share option scheme	1,862	(1,862)	–
Net increase/ (decrease) in total equity before opening adjustments	1,862	(1,862)	–

2. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (continued)

(b) No effect on opening balance of total equity at 1 January 2004

There is no effect on opening balance of total equity at 1 January 2004.

The following tables summarise the impact on profit after tax, income or expenses recognized directly in equity and capital transactions with equity holders for the six-month periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs.

(c) Effect on profit after tax for the six months ended 30 June 2005 and 2004

	For the six months ended 30 June	
Effect of new policies (Increase/(decrease))	**2005 Equity holders of the parent (Unaudited) HK$'000**	2004 Equity holders of the parent (Unaudited) HK$'000
HKFRS 2		
Employee share option scheme	**6,587**	–
Total effect for the period	**6,587**	–
Effect on earnings per share:		
Basic	**HK2.7 cents**	–
Diluted	**HK2.6 cents**	–

2. SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (continued)

(d) Effect on income or expenses recognized directly in equity and capital transactions with equity holders for the six months ended 30 June 2005 and 2004

Effect of new policies (Increase/(decrease))	For the six months ended 30 June 2005 Equity holders of the parent (Unaudited) HK$'000	2004 Equity holders of the parent (Unaudited) HK$'000
HKFRS 2		
Employee share option scheme	**6,587**	–
Total effect for the period	**6,587**	–

3. SEGMENT INFORMATON

The Group's operating business are structured and managed separately according to the nature of their operations and the products they provide. Each of the Group's business segments represents a strategic business unit that offers products which are subject to risks and returns that are different from those of the other business segments. The following table presents revenue and results of the Group's primary segments.

	For the six months ended 30 June					
	2005			2004		
	Manufacturing of furniture (Unaudited) HK$'000	Retailing of furniture (Unaudited) HK$'000	Total (Unaudited) HK$'000	Manufacturing of furniture (Unaudited) HK$'000	Retailing of furniture (Unaudited) HK$'000	Total (Unaudited) HK$'000
Revenue:						
External sales	219,758	12,266	232,024	182,132	-	182,132
	219,758	12,266	232,024	182,132	-	182,132
Segment results	59,895	370	60,265	40,758	-	40,758
Unallocated income			193			10,540
Finance costs			(186)			-
Share of losses of associates			(210)			-
Tax			(10,729)			(6,763)
Profit for the period			49,333			44,535

3. SEGMENT INFORMATON (continued)

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the People's Republic of China ("PRC")	**228,904**	180,603
Sales to elsewhere	**3,120**	1,529
	232,024	182,132

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the PRC	**59,658**	50,864
Sale to elsewhere	**807**	434
	60,465	51,298

4. OTHER INCOME AND GAINS

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Bank interest income	**116**	102
Service income	**11,891**	10,267
Gain on revaluation of property	**5,650**	–
Others	**77**	172
Other revenue	**17,734**	10,541

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities was determined after charging the following:–

	For the six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Depreciation of owned assets	**7,834**	6,313
Amortisation of licence rights of trademarks	**141**	–
Share of losses of associate	**217**	–

6. FINANCE COSTS

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Interest on mortgage loan	**186**	–

7. TAX

Hong Kong profits tax has not been provided during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended 30 June	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Group:		
Current – Macao profits tax	**7,942**	4,900
Current – PRC corporate income tax	**2,787**	1,863
Total tax charge for the period	**10,729**	6,763

7. TAX (continued)

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu") which is engaged in the trading of furniture.

Pursuant to the Macao SAR's Offshore Laws, Sino Full Macao Commercial Offshore Limited ("Sino Full"), a Macao Offshore Company, is exempted from all the taxes, including income tax, industrial tax and stamp duties.

According to the Income Tax Law of the PRC on Enterprises with Foreign Investment and Foreign Enterprise, Wanlibao (Guangzhou) Furniture Limited, Guangzhou Fufa Furniture Limited and Simply (Dongguan) Furniture Limited, wholly owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, are subject to a preferential corporate income tax rate of 24%, and are exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible for a 50% relief from PRC corporate income tax for the following three years.

King Apex International Limited, Lead Concept Development Limited and Smart Excel International Limited are engaged in the provision of quality control, design and customer services respectively. Provision for tax on the estimated assessable profit of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

8. INTERIM DIVIDENDS

The directors have determined that an interim dividend of HK9.5 cents per share amounting to HK$25,276,270 should be paid to the shareholders of the Company whose names appear in the Register of Members on 20 September 2005 and payable on 27 September 2005.

The Register of Members of the Company will be closed from 15 September 2005 to 20 September 2005, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 pm on 14 September 2005.

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited net profit from ordinary activities attributable to shareholders for the period of HK$49,333,000 (2004: HK$44,535,000) and the weighted average of 244,492,667 (2004: 235,632,000) ordinary shares.

The calculation of diluted earnings per share is based on the unaudited net profit from ordinary activities attributable to shareholders for the period of HK$49,333,000 (2004: HK$44,535,000). The weighted average number of ordinary shares used in the calculation is the 244,492,667 (2004: 235,632,000) ordinary shares, as used in the basic earnings per share calculation; and the weighted average of 9,892,788 (2004: 8,078,333) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the period.

10. INVENTORIES

	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Unaudited) HK$'000
Raw materials	**8,809**	24,515
Work-in-progress	**8,066**	12,206
Finished goods	**51,413**	45,076
	68,288	81,797

As at the balance sheet date, no inventories were stated at net realisable value (2004: Nil).

11. ACCOUNTS RECEIVABLE

An aged analysis of accounts receivable as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Unaudited) HK$'000
Within 30 days	**16,973**	10,050
31 days to 90 days	**7,945**	5,411
91 days to 180 days	**945**	722
Over 180 days	**54**	36
	25,917	16,219

12. ACCOUNTS PAYABLE

An aged analysis of accounts payable as at the balance sheet date, based on invoice date, is as follows:

	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Unaudited) HK$'000
Within 30 days	**24,136**	38,519
31 days to 90 days	**19,394**	30,858
91 days to 180 days	**105**	286
181 days to 360 days	**421**	4
Over 360 days	**95**	115
	44,151	69,782

13. ISSUED CAPITAL

Shares

	Company	
	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Unaudited) HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
246,066,000 ordinary shares of HK$0.10 each (2004: 243,666,000 ordinary shares of HK$0.10 each)	**24,067**	24,367

During the period, the movements in share capital were as follows:

2,400,000 shares of HK$0.1 each were issued for cash at a subscription price of HK$4.675 per share pursuant to the exercise of the Company's share options for a total cash consideration, before expenses, of HK$11,220,000.

Share options

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultant of any company in the Group to take up options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

13. ISSUED CAPITAL (continued)

Share options (continued)

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period and not more than ten years after the date of grant. The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met.

13. ISSUED CAPITAL (continued)

Share options (continued)

The movements in the number of share options to subscribe for shares in the Company during the period were as follows:

Share option scheme	Number of share options outstanding at 1 January 2005	Number of share options granted during the period	Number of share options exercised during the period	Number of share options outstanding at 30 June 2005	Exercise price per share HK$	Exercisable period
The Scheme	-	2,300,000	-	2,300,000	5.85	29/1/2005 to 28/1/2015
The Scheme	-	2,400,000	-	2,400,000	5.76	25/2/2005 to 24/2/2015
The Scheme	-	400,000	-	400,000	7.45	30/4/2005 to 29/4/2015
The Scheme	900,000	-	-	900,000	4.80	29/9/2004 to 28/9/2014
The Scheme	6,000,000	-	(2,400,000)	3,600,000	4.675	16/10/2004 to 15/10/2014
	6,900,000	5,100,000	(2,400,000)	9,600,000		

The 2,400,000 share options exercised during the period resulted in the issue of 2,400,000 ordinary shares of the Company and new share capital of HK$240,000 and share premium of HK$10,980,000 (before issue expenses), as detailed in note 14 to the financial statements.

At the balance sheet date, the Company had 9,600,000 share options outstanding. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 9,600,000 additional ordinary shares of HK$0.10 each in the Company and proceeds, before relevant share issue expenses, of approximately HK$51,476,500.

14. RESERVES

	Share premium account HK$'000	Capital reserve HK$'000	Exchange fluctuation reserve HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	3,018	–	(35)	20,150	90,576	113,709
Exercise of share options	16,523	–	–	–	–	16,523
Translation exchange differences arising on consolidation of subsidiaries	–	–	115	–	–	115
Net profit for the year	–	–	–	–	108,002	108,002
Interim dividend	–	–	–	–	(29,240)	(29,240)
Proposed final dividend	–	–	–	–	(34,113)	(34,113)
At 1 January 2005	**19,541**	**-**	**80**	**20,150**	**135,225**	**174,996**
Exercise of share options	**10,980**	**-**	**-**	**-**	**-**	**10,980**
Net profit for the period	**-**	**-**	**-**	**-**	**49,333**	**49,333**
Share option expenses						
For the period	**-**	**6,587**	**-**	**-**	**-**	**6,587**
Prior year adjustment	**-**	**1,862**	**-**	**-**	**(1,862)**	**-**
Proposed interim dividend	**-**	**-**	**-**	**-**	**(25,276)**	**(25,276)**
Translation exchange differences arising on consolidation of subsidiaries	**-**	**-**	**(275)**	**-**	**-**	**(275)**
	30,521	**8,449**	**(195)**	**20,150**	**157,420**	**216,345**

MANAGEMENT DISCUSSION AND ANALYSIS

Dividend

The Board of Directors recommends payment of an interim dividend of HK9.5 cents per share for the six months ended 30 June 2005.

Business Review

The Group recorded another satisfactory half year with turnover rising 27% to HK$232 million for the six months ended 30 June 2005. Gross profit margin increased from 32.9% of the same period last year to 34.5%. During the review period, we invested heavily in marketing and promotional activities and expanding our sales and distribution network to further enhance brand awareness among consumers and strengthen our foothold in the industry. We are pleased to see the positive feedback manifested in tremendous growth in sales that our profit from operating activities increased by 17.9% to HK$60 million for the six months ended 30 June 2005. After taking share options and revaluation of assets into account, profit from operating activities stood at HK$61 million.

The Chinese Government stepped up its macroeconomic measures to control over-investment during the first half of 2005, which effects were felt by the furniture industry, especially between April and June 2005. However, the Group believes these macroeconomic measures are beneficial to the furniture industry in the long run, thus is confident of the growth potential of the market.

Being owner of the renowned brand names, "Royal", "Knight", and "Simplified", the Group enjoys a significant share in the PRC's furniture market. During the review period, it marketed six series of home furniture, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy", "Light Oak" and "Simplified". We grow our customer base constantly by expanding our product lines. Our furniture are traditionally designed for more mature consumers with large homes. Starting this year, new lines of products were developed and new series launched in the first half of this year included "愛子成龍" for children and "City Living" for young starter homes. Moreover, recently at the August furniture exhibition, two more series - "New Focus" and "i home" - which target also to young homeowners were previewed.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Business Review (continued)

Featuring well-known celebrity Ms. Rosmund Kwan, the Group has been promoting extensively its brands and products via the print media, and on billboards as well as television. We had advertised extensively on television during the review period in order to raise brand awareness. On top of promotion in the domestic market, we also introduced our brands and products to overseas markets, such as Spain and the US, through active participation in international furniture shows. Our products were well received in those markets.

As at 30 June, 2005, the Group's quality products were distributed nationwide through 920 specialty outlets in 29 provinces in China. As a step towards integrating its brands and corporate image, we retrieved franchise rights from franchisees in cities including Shanghai and Shenzhen. The purpose of our involvement in retailing is not to compete with our franchisees, but an effort to set a model retail operation to inspire our franchisees. In its first six months of operation, our retail outlet contributed approximately HK$370,000 to our net profit. We expect this figure to grow as we approach our peak season in the second half of the year.

As an effort to ensure consistency of our brand images, we also offer sourcing services to franchisees for non-wooden furniture and accessories, such as sofa, mattress, table, cushion, massage chairs, lamps and other decorations. These services are welcomed by franchisees, as evidenced by the additional income from the franchised operation, amounting to approximately HK$12 million, about 16% more than that of the same period last year. The sourcing service also helped to fortify the business relationship between the Group and its distributors.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Prospects

The PRC Government reinforced its macroeconomic control measures, which had adversely affected the furniture industry in the past months. However, as the measures have been effective in driving speculators out of the property market, they should facilitate healthy economic growth in the long run, which will in turn create a more promising future for the furniture market.

Much of our sales volume comes from newly weds establishing new homes. However, since this lunar year is not a good year for marriage, many may have postponed their weddings and delayed their plan to buy new homes.

In spite of the above factors, the Group manages to achieve satisfactory results in the first half of 2005. While the above factors are expected to continue to have negative impact on the industry, the Group remains cautiously optimistic of its business in the second half of the year.

The Group has been expanding rapidly since listing targeting to establish a distribution network with 1,000 specialty outlets by end of 2005. With over 920 outlets in operation in the first half of the year, we are optimistic about achieving our expansion goal.

The Group is quickly approaching maximum production capacity. With four new series of products introduced this year, effective management of capacity utilization will be critical to our growth in the short term. The Group has secured a piece of land early this year for building a new factory. We expect the first phase of the factory to be completed by end October this year to ease the anticipated capacity constraints.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Prospects (continued)

Construction of the entire plant will be completed in three to five years. By then, the Group's total production capacity will be boosted by 150%.

We operate in a highly competitive environment. The strategies that worked yesterday may not be today's winning formula. Continual product innovation and new strategies are the only assurance to our continuous success. To maintain good profit margins this year, we have introduced four new product series this year.

In July, we successfully raised HK$100 million through a new issuance of shares to global institutional investors. We wish to thank specially our existing shareholders who have been supporting us over the years, and who subscribed to the placement. The purpose of the placement was to raise fund for acquiring a key competitor - Hing Lee Furniture. Unfortunately, as agreement could not be reached between the companies on related final terms, the acquisition was unsuccessful. We will continue to look for opportunities, which will allow us to further consolidate our business in line with our development strategies and promise accretive earnings growth. We are satisfied with our growth so far this year and are cautiously optimistic about our performance in the near future. The industry environment had been less favorable this first half of the year in comparison with the past years. We believe our industry will be consolidating in the near term. This consolidation process may present opportunities for the Group to grow.

On balance, the July 2005 Renminbi appreciation (2%) should be beneficial to the Group. We expect any further Renminbi appreciation to also be positive.

Riding on our effective marketing strategies, outstanding design capabilities, profitable business model, strong industry reputation and extensive presence in the PRC, we are confident that we will be able to grasp every opportunity ahead and bring the most fruitful returns to our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Liquidity and financial resources

As at 30 June 2005, the Group had an unaudited consolidated net asset value of approximately HK$266 million. (31 December 2004: HK$233 million). The Group maintained a strong financial position with cash and bank balances of HK$72 million and had an interest-bearing borrowings of HK$12.6 million as at 30 June 2005. The Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 30 June 2005, the Group had no contingent liabilities and bank borrowing except the interest-bearing borrowings mentioned above. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.66.

Over 90% of the Group's cash is either denominated in Hong Kong Dollars or Renminbi. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.47 times, which improved from the 1.42 times applicable at the end of 2004. As at 30 June 2005, the net current assets was approximately HK$74 million (31 December 2004: HK$75 million).

Employment and remuneration policy

The total number of employees of the Group as at 30 June 2005 was around 2,000 (2004: 1,500).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30 June 2005, there were 9,600,000 outstanding share options.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30 June 2005, the interests or short positions of the directors and chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange, were as follows:

Interests in the Company:

Name of Directors	Long position/ Short position	Number of shares	Number of share options[1]	Aggregate percentage of interest as at 30 June 2005[2]
Tse Kam Pang	Long position	76,050,000[3]	–	30.91%
Ma Gary Ming Fai	Long position	–	2,300,000	0.93%
Lam Ning, Joanna	Long position	1,900,000	–	0.77%
Donald H. Straszheim	Long position	–	800,000	0.33%
Yau Chung Hong	Long position	–	200,000	0.08%

Notes:

1. The number of share options refers to the number of underlying shares of the Company covered by the share options granted under the section headed "Share Options".

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES (continued)

2. This represents the percentage of aggregate long position in shares and underlying shares to the total issued share capital of the Company as at 30 June 2005.

3. Of these 76,050,000 shares, 4,600,000 shares were held by Mr. Tse Kam Pang personally and 71,450,000 shares were held by Crisana International Inc., a company which is wholly and beneficially owned by Mr. Tse Kam Pang.

4. Save as otherwise specified under note 3, interests disclosed hereunder were being held by each director in his capacity as beneficial owner.

Save as disclosed above, none of the directors, chief executive or any of their spouses or children under the age of 18 years had any interest or short position in the shares of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, so far as is known to the directors or chief executive of the Company, the following persons (not being a director or chief executive of the Company) had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or which were recorded in the register maintained by the Company pursuant to section 336 of the SFO:

Name of Shareholder	Number of Shares	Aggregate percentage of interest as at 30 June 2005[1]
Crisana International Inc.	71,450,000[2]	29.04%
J.P. Morgan Chase & Co.	32,380,000	13.16%
Lloyd George Investment Management (Bermuda) Limited	22,272,000	9.05%
Fidelity International Limited	17,068,000	6.94%
Deutsche Bank Aktiengesellschaft	13,000,000	5.28%

SUBSTANTIAL SHAREHOLDERS (continued)

Notes:

1. This represents the percentage of aggregate long position in shares and underlying shares to the total issued share capital of the Company as at 30 June 2005.

2. These 71,450,000 shares were held by Crisana International Inc., a company which is wholly and beneficially owned by Mr. Tse Kam Pang, the Chairman of the Company. In addition, Mr. Tse Kam Pang personally held 4,600,000 shares.

Save as disclosed herein, so far as is known to the directors or chief executive of the Company, as at 30 June 2005, no other person had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provision of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register kept by the Company under section 336 of the SFO.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2005, except for certain deviations. The major areas of deviation are as follows:

Code Provision A.2.1

This Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Prior to 27 August 2005, Mr. Tse Kam Pang were both the Chairman and Chief Executive Officer of the Company.

On 27 August, 2005, Mr. Tse Kam Pang resigned as Chief Executive Officer of the Company in order to segregate the duties of the Chairman of the Board from those of the Chief Executive officer. Mr. Tse will remain as Chairman and Executive Director of the Company. Mr. Ma Gary Ming Fai, an Executive Director of the Company, has been appointed as Chief Executive Officer of the Company on the same date.

CODE ON CORPORATE GOVERNANCE PRACTICES (continued)

Code Provision A.4.1

Code A.4.1 stipulates that non-executive directors should be appointed for a specific term and subject to re-election.

The term of office for non-executive directors are the same as for all directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Company's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the directors for the time being or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation .

Remuneration Committee

The Company has set up a Remuneration Committee in accordance with the relevant requirements of the Code on 27 August 2005. The Committee is chaired by Mr. Chang Chu Fai Johnson Francis, and comprising two other members, namely Dr. Donald H. Straszheim and Mr. Yau Chung Hong. All the members of the Committee are independent non-executive directors of the Company.

Model Code for Securities Transaction by Directors

The Company has adopted for compliance by the directors and relevant employees the code of conduct for dealings in securities of the Company as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules on 27 August 2005.

中意控股有限公司

企業管治常規守則（續）

守則條文第A.4.1條

守則條文第A.4.1條訂明，非執行董事應具特定任期，並須接受重選。

各非執行董事之任期與所有董事相同，均無特定任期，並可根據本公司組織章程大綱及組織章程細則之條文規定輪值退任，且有資格膺選連任。於每屆股東週年大會上，當時三分一或（如董事人數並非三之倍數）最接近但不少於三分一之董事須輪值退任。

薪酬委員會

於二零零五年八月二十七日，本公司已遵照守則相關規定成立薪酬委員會。該委員會乃由鄭鑄輝先生出任主席，並包括其他兩名成員，分別為Donald H. Straszheim博士及丘忠航先生。該委員會所有成員均為本公司獨立非執行董事。

董事進行證券交易的標準守則

於二零零五年八月二十七日，本公司已採納上市規則附錄十「上市公司發行人董事進行證券交易的標準守則」（「標準守則」）所載有關董事及相關僱員買賣本公司證券之操守守則以供彼等遵守。

主要股東(續)

附註:

1. 此為於二零零五年六月三十日所持股份及相關股份好倉總額佔本公司已發行股本總額百分比。

2. 該等71,450,000股股份由本公司主席謝錦鵬先生全資及實益擁有之公司Crisana International Inc.持有。此外,謝錦鵬先生個人持有4,600,000股股份。

除本文所披露外,據本公司董事或行政總裁所知,於二零零五年六月三十日,概無其他人士於本公司股份及相關股份中,擁有根據證券及期貨條例XV部第2及3分部條文須向本公司披露或本公司根據證券及期貨條例第336條存置之登記冊已記錄之權益或淡倉。

企業管治常規守則

除部份偏離行為外,本公司於截至二零零五年六月三十日止六個月全期,已遵守香港聯合交易所有限公司證券上市規則附錄十四所載企業管治常規守則(「企業管治守則」)內之適用守則條文。下列所述為主要之偏離行為:

守則條文第A.2.1條

此項守則訂明,主席與行政總裁之職位應予區分,不應由同一人身兼兩職。

於二零零五年八月二十七日前,謝錦鵬先生為本公司主席兼行政總裁。

二零零五年八月二十七日,謝錦鵬先生辭任本公司行政總裁,以區分董事會主席與行政總裁之職務。謝先生將留任為本公司主席兼執行董事。本公司執行董事馬明輝先生已於同日獲委任為本公司行政總裁。

董事及行政總裁於股份之權益(續)

2. 此為於二零零五年六月三十日所持股份及相關股份好倉總額佔本公司已發行股本總額百分比。

3. 該等76,050,000股股份當中,4,600,000股股份由謝錦鵬先生個人持有,而71,450,000股股份由謝錦鵬先生全資及實益擁有之公司Crisana International Inc.持有。

4. 除附註3另有註明者外,本文所披露權益現由各董事以實益擁有人身份持有。

除上文所披露者外,概無董事、行政總裁或任何彼等之配偶或未滿18歲之子女擁有本公司或其任何相聯法團(定義見證券及期貨條例)之任何權益或淡倉。

主要股東

於二零零五年六月三十日,據本公司董事或行政總裁所知,以下人士(非本公司董事或行政總裁)於本公司股份及相關股份中,擁有根據證券及期貨條例第XV部第2及第3分部條文須向本公司披露或本公司根據證券及期貨條例第336條存置之登記冊所記錄之權益或淡倉:

股東名稱	股份數目	於二零零五年六月三十日所佔權益總額百分比[1]
Crisana International Inc.	71,450,000[2]	29.04%
J.P. Morgan Chase & Co.	32,380,000	13.16%
Lloyd George Investment Management (Bermuda) Limited	22,272,000	9.05%
Fidelity International Limited	17,068,000	6.94%
Deutsche Bank Aktiengesellschaft	13,000,000	5.28%

購買、銷售或贖回上市證券

於截至二零零五年六月三十日止六個月內，概無本公司或其任何附屬公司購買、銷售或贖回任何本公司之上市證券。

董事及行政總裁於股份之權益

於二零零五年六月三十日，本公司董事及行政總裁於本公司及其相聯法團(按證券及期貨條例(「證券及期貨條例」)第XV部之涵義)之股份及相關股份中擁有根據證券及期貨條例第XV部第7及第8分部已知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文彼等被視為或當作擁有之權益或淡倉)；或根據證券及期貨條例第352條規定必須列入該條例所指之登記冊內之權益及淡倉；或根據上市規則所載上市公司董事進行證券交易之標準守則必須通知本公司及聯交所之權益及淡倉如下：

於本公司之權益：

董事姓名	好倉／淡倉	股份數目	購股權數目[1]	於二零零五年六月三十日所佔權益總額百分比[2]
謝錦鵬	好倉	76,050,000[3]	–	30.91%
馬明輝	好倉	–	2,300,000	0.93%
林寧	好倉	1,900,000	–	0.77%
Donald H. Straszheim	好倉	–	800,000	0.33%
丘忠航	好倉	–	200,000	0.08%

附註：

1. 購股權數目指「購股權」一節已授出購股權所涉及本公司相關股份數目。

管理層論述及分析（續）

流動資金及財政資源

於二零零五年六月三十日，本集團之未經審核綜合資產淨值約為266,000,000港元（二零零四年十二月三十一日：233,000,000港元）。本集團保持穩健之財政狀況，現金及銀行結餘達72,000,000港元，而於二零零五年六月三十日之計息借貸為12,600,000港元。本集團主要以經營業務所得現金流入淨額提供所需資金。本集團相信，由內部營運產生之資金足以應付日後經營業務之所需。

於二零零五年六月三十日，本集團沒有或然負債及銀行借貸，惟上述之計息借貸除外。同日，按負債總額除以股東資金總額計算之資本負債比率為0.66。

本集團之現金超過90%乃以港元或人民幣為結算單位。匯率波動之風險極微。

按流動比率（流動資產／流動負債）1.47倍所示，本集團之流動資產狀況較二零零四年年結日1.42倍有所改善。於二零零五年六月三十日，流動資產淨值約為74,000,000港元（二零零四年十二月三十一日：75,000,000港元）。

僱傭及酬金政策

於二零零五年六月三十日，本集團之僱員總人數約為2,000名（二零零四年：1,500名）。

本集團之酬金政策與本集團經營所在市場慣例看齊，並通常每年進行檢討。除薪金外，員工亦享有其他福利，包括公積金、醫療保險及表現掛鈎花紅。本集團亦向合資格僱員及人士授予購股權。於二零零五年六月三十日，共有9,600,000份購股權尚未行使。

管理層論述及分析(續)

前景(續)

興建整座廠房約需三至五年時間完成。屆時，集團之總產能將會增加150%。

我們於極具競爭力之環境下經營業務。以往適用之經營策略未必是今天致勝良方，只有持續革新產品和創新策略，方為續享佳績之致勝之道。今年，為了維持理想之邊際利潤，我們已前後推出四種產品系列。

今年七月，我們透過向全球機構投資者發行新股，成功集資100,000,000港元。我們希望藉此機會，向多年來一直鼎力支持我們之現有股東以及認購配售股份之投資者，致以衷心謝意。是次配售旨在為收購興利傢具(集團之主要競爭對手)籌集資金。可惜，由於雙方未能就最終條款達成協議，最後未能成功完成收購。我們將會繼續物色其他投資商機，使業務跟隨集團策略得以進一步鞏固，及預見可觀之盈利增長。我們對於今年至今之業務表現感到滿意，並對不久將來之業績表現持審慎樂觀態度。今年上半年，業界之經營環境並不如前，相信傢具行業將會於短期內繼續進行整固，此舉可為集團帶來業務增長機會。

於二零零五年七月，人民幣升值(2%)對集團是有利的。我們預期人民幣若會進一步升值，帶來的影響也將是正面的。

憑藉有效之市場推廣策略、優質新穎之設計、利潤豐厚之業務模式、卓越之業界品牌以及遍佈全國之分銷網絡，集團有信心能抓緊面前每個機會，為股東帶來滿意之回報。

管理層論述及分析(續)

前景

隨著中國政府加強宏觀調控措施力度,過去數月,國內傢具行業遭受不利影響。然而,由於該等措施有效打擊物業市場炒家,長遠應可加促穩健之經濟增長,繼而為傢具市場建立美好將來。

集團之銷售量有重要部份來自新婚家庭。不過,由於今年為盲年,不宜嫁娶,故不少準新人或會押後婚禮以及購置新居計劃。

儘管面對上述因素,但集團仍於二零零五年上半年爭取到滿意的成績。即使預期上述因素將持續對業界造成不利影響,但集團對今年下半年度之業務表現仍持審慎樂觀的態度。

集團自上市後發展步伐迅速,目標是在二零零五年底前建立一個擁有1,000家特許專賣店之分銷網絡。基於今年上半年已擁有超過920家專賣店,我們對於能夠達標甚為樂觀。

集團正接近達致最高產能水平。隨著今年推出四個產品系列,有效管理產能使用率是集團短期業務發展之關鍵因素。集團已於今年初購入一幅土地,用作興建新廠房。我們預期新廠房首階段工程將於今年十月底前完成,以紓緩預期產能限制之困擾。

管理層論述及分析(續)

業務回顧(續)

集團透過印刷媒體、廣告板及電視，並邀請著名影星關芝琳小姐出任代言人，積極宣傳其傢具產品。於回顧期內，我們積極於電視推廣產品，以提升品牌之知名度。除了於本地市場進行宣傳活動外，我們亦透過積極參與國際傢具博覽會，將旗下品牌及產品在海外市場推廣(如西班牙及美國)，我們的產品深受歡迎。

於二零零五年六月三十日，集團透過遍佈國內29個省份逾920家特許專賣店於全國分銷優質產品。為了貫徹集團品牌與企業形象，我們從上海及深圳等城市之專賣店取回專營權。我們從事零售業務之目的並非與我們的分銷商競爭，而是希望定下一個零售業務模式，以啟發其他經銷商之經營概念。於首六個月之經營中，我們之零售店為集團純利帶來約370,000港元之貢獻。我們預期在下半年旺季時，業績表現將會持續增長。

為了貫徹集團品牌之整體形象，我們集團更為分銷商提供採購非板式傢具及其他配件服務，如沙發、床褥、餐桌、咕哌、按摩椅、檯燈及其他裝飾。採購服務深受分銷商歡迎，帶動分銷業務收入上升至約12,000,000港元，較去年同期增加約16%。採購服務亦有助增強集團與分銷商之間的業務關係。

管理層論述及分析

股息

董事會建議派發截至二零零五年六月三十日止六個月之中期股息每股9.5港仙。

業務回顧

截至二零零五年六月三十日止六個月，集團再次錄得滿意之中期業績表現，營業額上升27%至232,000,000港元，毛利率由去年同期之32.9%增加至34.5%。於回顧期內，集團投放大量資源於市場推廣、產品宣傳活動及擴大銷售及分售網絡方面，藉此進一步提升品牌之知名度以及鞏固集團在業界之地位。截至二零零五年六月三十日止六個月，經營業務溢利增加17.9%至60,000,000港元，反映集團銷售增長強勁，對於集團能獲得如此成績，我們感到欣慰。計及購股權及重估資產後，集團錄得經營業務溢利61,000,000港元。

於二零零五年上半年，中央政府逐步加強控制過度投資之宏觀調控措施，為傢具行業帶來衝擊，影響尤在二零零五年四月至六月期間最為嚴重。然而，集團相信，這些宏觀調控措施長遠對傢具行業有利，故對市場增長潛力充滿信心。

集團擁有著名品牌「皇朝傢俬」、「金騎士」及「聖木威」，在中國傢具市場雄踞領先地位。於回顧期內，集團先後推出了「淺胡桃」、「黑檀」、「黑胡桃」、「亮光」、「粉橡」及「聖木」六個傢具系列。透過不斷擴展我們的生產線，客戶基礎亦不斷擴大。我們的傢具傳統上專為較為成熟且居所面積較大之客戶而設計。自今年起，我們已開發新產品線，並於今年上半年率先推出新產品系列，包括專為兒童而設的「愛子成龍」及專為年輕置業人士而設的「City Living」系列。此外，於最近舉行之八月傢俬展覽中，集團再預先展覽「New Focus」及「i home」兩個專為年輕置業人士而設的新產品系列。

14. 儲備

	股份溢價賬	資本儲備	外匯波動儲備	租賃土地及樓宇重估儲備	留存溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	3,018	–	(35)	20,150	90,576	113,709
行使購股權	16,523	–	–	–	–	16,523
綜合附屬公司產生之匯兑差額	–	–	115	–	–	115
本年度純利	–	–	–	–	108,002	108,002
中期股息	–	–	–	–	(29,240)	(29,240)
擬派末期股息	–	–	–	–	(34,113)	(34,113)
於二零零五年一月一日	**19,541**	**–**	**80**	**20,150**	**135,225**	**174,996**
行使購股權	**10,980**	**–**	**–**	**–**	**–**	**10,980**
本期間純利	**–**	**–**	**–**	**–**	**49,333**	**49,333**
購股權開支						
本期間	**–**	**6,587**	**–**	**–**	**–**	**6,587**
往年調整	**–**	**1,862**	**–**	**–**	**(1,862)**	**–**
擬派中期股息	**–**	**–**	**–**	**–**	**(25,276)**	**(25,276)**
綜合附屬公司產生之匯兑差額	**–**	**–**	**(275)**	**–**	**–**	**(275)**
	30,521	**8,449**	**(195)**	**20,150**	**157,420**	**216,345**

13. 已發行股本(續)

購股權(續)

以下為期內可認購本公司股份之購股權在數目上之變動：

購股權計劃	於二零零五年一月一日尚未行使之購股權數目	期內授出之購股權數目	期內行使之購股權數目	於二零零五年六月三十日尚未行使之購股權數目	每股行使價港元	行使期
計劃	–	2,300,000	–	2,300,000	5.85	29/1/2005至28/1/2015
計劃	–	2,400,000	–	2,400,000	5.76	25/2/2005至24/2/2015
計劃	–	400,000	–	400,000	7.45	30/4/2005至29/4/2015
計劃	900,000	–	–	900,000	4.80	29/9/2004至28/9/2014
計劃	6,000,000	–	(2,400,000)	3,600,000	4.675	16/10/2004至15/10/2014
	6,900,000	5,100,000	(2,400,000)	9,600,000		

期內有2,400,000份購股權獲行使，因而發行2,400,000股本公司普通股股份及240,000港元之新股本及股份溢價10,980,000港元(未計發行費用前)，詳見財務報表附註14。

於結算日，本公司共有尚未行使之購股權9,600,000份。就本公司現時之股本架構而言，倘餘下之購股權獲全數行使後，本公司須增發9,600,000股每股面值0.10港元之額外普通股股份，而扣除相關之股份發行開支前之所得款項約為51,476,500港元。

13. 已發行股本(續)

購股權(續)

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最多不得超過本公司已發行之有關類別證券(就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份)數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行及將予發行之股份總數超過本公司不時已發行股本之1%，則不得授予該人士任何購股權。

購股權可按計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知每位承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標，但董事會保留酌情權，可於若干表現指標達到時加快定期購股權之歸屬。

13. 已發行股本

股份

	公司	
	於 二零零五年 六月三十日 (未經審核) 千港元	於 二零零四年 十二月三十一日 (未經審核) 千港元
法定：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足：		
246,066,000股每股面值0.10港元之普通股(二零零四年：243,666,000股每股面值0.10港元之普通股)	**24,067**	24,367

期內，股本變動如下：

由於本公司購股權獲行使，本公司以認購價現金4.675港元發行2,400,000股每股面值0.1港元之股份，未扣開支前之現金代價總額為11,220,000港元。

購股權

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

11. 應收賬款

於結算日，根據發票日期計算之減除撥備後應收賬款之賬齡分析如下：

	於 二零零五年 六月三十日 (未經審核) 千港元	於 二零零四年 十二月三十一日 (未經審核) 千港元
30日內	**16,973**	10,050
31日至90日	**7,945**	5,411
91日至180日	**945**	722
180日以上	**54**	36
	25,917	16,219

12. 應付賬款

於結算日，根據發票日期計算之應付賬款之賬齡分析如下：

	於 二零零五年 六月三十日 (未經審核) 千港元	於 二零零四年 十二月三十一日 (未經審核) 千港元
30日內	**24,136**	38,519
31日至90日	**19,394**	30,858
91日至180日	**105**	286
181日至360日	**421**	4
360日以上	**95**	115
	44,151	69,782

9. 每股盈利

每股基本盈利乃根據期內股東應佔日常業務未經審核純利49,333,000港元(二零零四年： 44,535,000港元)及244,492,667股普通股之加權平均數(二零零四年：235,632,000股)計算。

每股攤薄盈利乃根據期內股東應佔日常業務未經審核純利49,333,000港元(二零零四年：44,535,000港元)計算。用以計算之普通股加權平均數為年內已發行普通股244,492,667股(二零零四年：235,632,000股)，此數目同時用於計算每股基本盈利；9,892,788股(二零零四年：8,078,333股)普通股之加權平均數被假設為已於期內行使所有具攤薄影響之購股權而獲無代價發行。

10. 存貨

	於 二零零五年 六月三十日 (未經審核) 千港元	於 二零零四年 十二月三十一日 (未經審核) 千港元
原料	**8,809**	24,515
在製品	**8,066**	12,206
製成品	**51,413**	45,076
	68,288	81,797

於結算日並無存貨以變現淨值入賬(二零零四年：無)。

7. 稅項(續)

從事傢具買賣之公司Hong Kong Wong Chiu Furniture Holding Limited(「Wong Chiu」)於年內之澳門利得稅已經按其估計應課稅溢利以法定稅率15.75%計算。

根據澳門特區之離岸業務法規,澳門離岸機構Sino Full Macao Commercial Offshore Limited(「Sino Full」)獲豁免所有澳門稅項, 包括所得稅、工業稅及印花稅。

根據中國所得稅法,本公司於中國廣州及東莞成立之全資附屬公司萬利寶(廣州)家具有限公司、廣州富發家具有限公司及東莞聖木威家俱有限公司按優惠稅率24%繳納企業所得稅,並於首兩個獲利之經營年度免繳納中國企業所得稅,且於其後三年獲減免一半中國企業所得稅。

King Apex International Limited、Lead Concept Development Limited及Smart Excel International Limited分別從事品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利,已按於年內之中國企業所得稅率(現時為33%)作出稅項撥備。

8. 中期股息

董事已決定向於二零零五年九月二十日名列於本公司股東名冊之本公司股東派付每股9.5港仙之中期股息,合共為25,276,270港元,並於二零零五年九月二十七日支付。

本公司將於二零零五年九月十五日至二零零五年九月二十日(包括首尾兩日)止期間暫停辦理股份過戶登記手續。

為符合收取上述中期股息之資格,所有過戶文件連同有關股票須於二零零五年九月十四日下午四時三十分前送達登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

6. 融資成本

	截至六月三十日止六個月	
	二零零五年	二零零四年
	（未經審核）	（未經審核）
	千港元	千港元
按揭貸款利息	**186**	—

7. 稅項

本集團於期內並無就香港利得稅作出撥備。其他地方之應課稅溢利之稅項乃按本集團經營所在國家之現行法例、詮釋及慣例根據當時適用稅率計算。

	截至六月三十日止六個月	
	二零零五年	二零零四年
	（未經審核）	（未經審核）
	千港元	千港元
本集團：		
本期－澳門利得稅	**7,942**	4,900
本期－中國企業所得稅	**2,787**	1,863
期內稅項支出總額	**10,729**	6,763

4. 其他收入及收益

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千港元	千港元
銀行利息收入	**116**	102
服務收入	**11,891**	10,267
重估物業收益	**5,650**	—
其他	**77**	172
其他收入	**17,734**	10,541

5. 經營業務溢利

本集團之經營業務溢利經扣除下列各項：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	千港元
自置資產之折舊	**7,834**	6,313
商標牌照權攤銷	**141**	—
應佔聯營公司虧損	**217**	—

3. 分類資料(續)

本集團營業額按客戶所在地分析如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千港元	千港元
中華人民共和國(「中國」)之銷售	**228,904**	180,603
其他地區之銷售	**3,120**	1,529
	232,024	182,132

本集團來自經營業務之溢利按客戶所在地分析如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	(未經審核)
	千港元	千港元
中國之銷售	**59,658**	50,864
其他地區之銷售	**807**	434
	60,465	51,298

3. 分類資料

本集團之經營業務乃按照其業務性質及所提供之產品而作個別分類及管理。本集團之業務分類指提供產品之策略商業單位，各業務分類之風險及回報不盡相同。下表列示本集團主要業務分類之收入及業績。

	截至六月三十日止六個月					
	二零零五年			二零零四年		
	生產傢具	零售傢具	總計	生產傢具	零售傢具	總計
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	千港元	千港元	千港元	千港元	千港元
收入：						
對外銷售	**219,758**	**12,266**	**232,024**	182,132	–	182,132
	219,758	**12,266**	**232,024**	182,132	–	182,132
分類業績	**59,895**	**370**	**60,265**	40,758	–	40,758
未分配收入			**193**			10,540
融資成本			**(186)**			–
應佔聯營公司虧損			**(210)**			–
稅項			**(10,729)**			(6,763)
本期溢利			**49,333**			44,535

2. 會計政策變動之影響概要(續)

(d) 對截至二零零五年及二零零四年六月三十日止六個月股東直接於股本及資本交易中確認之收入或開支之影響

	截至六月三十日止六個月	
	二零零五年	二零零四年
新政策之影響 (增加/(減少))	母公司 股東 (未經審核) 千港元	母公司 股東 (未經審核) 千港元
香港財務報告準則第2號 僱員購股權計劃	**6,587**	–
期間之總影響	**6,587**	–

2. 會計政策變動之影響概要(續)

(b) 對二零零四年一月一日權益總額之期初結餘並無影響

於二零零四年一月一日權益總額之期初結餘並無受到影響。

下表概述採納新香港財務報告準則後,對截至二零零五年及二零零四年六月三十日止六個月期間除稅後溢利及股東直接於股本及資本交易中確認之收入或開支之影響。

(c) 對截至二零零五年及二零零四年六月三十日止六個月之除稅後溢利之影響

	截至六月三十日止六個月	
	二零零五年	二零零四年
新政策之影響	**母公司**	母公司
(增加/(減少))	**股東**	股東
	(未經審核)	(未經審核)
	千港元	千港元
香港財務報告準則第2號 僱員購股權計劃	**6,587**	–
期間之總影響	**6,587**	–

每股盈利之影響:

基本	**2.7港仙**	–
攤薄	**2.6港仙**	–

1. 會計政策(續)

(c) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值(續)

香港財務報告準則第3號之過渡性條文要求本集團把二零零五年一月一日於累計商譽攤銷賬面值從商譽成本對沖及把負商譽賬面值(包括於綜合資本儲備剩餘部份)調整至留存利潤。已對沖綜合資本儲備之商譽維持對沖綜合資本儲備,及當所有或部份與商譽有關之業務出售或與商譽有關之現金產生單元減值時並不會於收入報表確認。

2. 會計政策變動之影響概要

採納香港財務報告準則後,下列賬目之期初結餘已追溯調整。過往期間調整及期初調整之詳情概述如下:

(a) 對二零零五年一月一日權益總額之期初結餘之影響

新政策之影響 (增加/(減少))	資本儲備 (未經審核) 千港元	留存利潤 (未經審核) 千港元	總計 (未經審核) 千港元
過往期間調整:			
香港財務報告準則第2號 僱員購股權計劃	1,862	(1,862)	–
期初調整前權益總額 之增加/(減少)淨額	1,862	(1,862)	–

1. 會計政策（續）

(b) 香港財務報告準則第2號－以股份為基礎之付款（續）

結算交易確認之累計支出反映歸屬期屆滿時之支出，以及本集團最佳估計將最終歸屬之股權數目。期內於收入報表扣除或計入之項目指於期初及期終確認之累計開支變動。

尚未完全歸屬之報酬不會確認為支出，除非報酬須待某項市況達成後方可歸屬，則該情況下不論是否達到該市況均會視作歸屬處理，惟其他所有表現條件須已達成。未行使購股權之攤薄影響將反映為計算每股盈利時之額外股份攤薄效應。

(c) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值

於過往期間，於二零零一年一月一日前由收購引起之商譽及負商譽會於該收購年度內從綜合資本儲備沖銷及不會於計入收入報表，直至該收購業務出售或減值時。於二零零一年一月一日或以後由收購引起之商譽會資本化及用直線法按預計使用年期攤銷及當有減值跡象時需要為商譽作減值測試。除於收購計劃時預計及可靠地計量未來虧損或費用外（在此情況下，負商譽於計入未來虧損或費用時在綜合收入報表確認為收入），負商譽計入資產負債表及用有系統基準以購入可折舊／可攤銷資產之剩餘平均使用年期計入綜合收入報表。

採納香港財務報告準則第3號及香港會計準則第36號後，由收購引起之商譽停止攤銷及每年需要為商譽作一次減值測試（或多次減值測試，當有事項或情況轉變顯示賬面值有減值可能時）。已確認之商譽減值虧損不會於以後期間撥回。

1. 會計政策(續)

(a) 香港會計準則第17號 — 租賃(續)

額無法合理分攤至租賃土地和樓宇,租賃金額將全額作為融資租賃之土地及樓宇成本計入物業、廠房和設備。會計政策之改變對簡明綜合收入報表和留存利潤並無任何影響。截至二零零四年十二月三十一日止年度之簡明綜合資產負債表之比較數字已作重列,以反映租賃土地之重新分類。

(b) 香港財務報告準則第2號 — 以股份為基礎之付款

於過往期間,在本集團僱員(包括董事)行使購股權前,僱員獲授出之本公司購股權所涉及之以股份為基準之交易不予確認及計算,而該等股本及股份溢價入賬為已收所得款項。採納財務報告準則第2號後,當員工(包括董事)提供服務作為股本工具之代價(「股本結算交易」),與員工進行之股本結算交易乃參考授出金融工具當日之公允值計算。該公允值乃由外界估值師採用二項式模式釐定。對股本結算交易進行評估時,並不會計及任何表現條件,惟與本公司股份價格相關之條件除外(如適用)。股本結算交易之成本連同股本之相應升幅會於達到表現及/或服務條件之期間確認,直至相關僱員完全享有該報酬之日(「歸屬日」)為止。由各結算日直至歸屬日就股本

財務報表附註

於二零零五年六月三十日

1. 會計政策

本簡明綜合中期財務報表乃根據香港會計準則第34號「中期財務報告」及聯交所證券上市規則(「上市規則」)附錄十六之適用披露規定而編製。除在編製本期間之財務報表時採用多項對本集團造成影響之新頒佈及經修訂之香港財務報告準則(亦包括香港會計準則及詮釋)外，在編製中期財務報表所採用之會計政策及編製基準乃與編製截至二零零四年十二月三十一日止年度之年度財務報表所採用者一致。

採納新香港財務報告準則(惟下文所述之新香港財務報告準則除外)對本集團之會計政策及本集團之簡明綜合財務報表之計量方法並無重大影響。採納下列新香港財務報告準則之影響概述如下：

(a) 香港會計準則第17號 — 租賃

於過往年度，自用之租賃土地及樓宇按成本減累計折舊及任何累計減值虧損列賬。在採納香港會計準則第17號後，本集團之租賃土地及樓宇權益將分別列為租賃土地及樓宇。由於租賃期滿時土地之使用權不會轉移到本集團，本集團土地之租賃應被分類為經營租賃，並從固定資產重新分類為預付之土地租金。而租賃樓宇將繼續列為物業、廠房和設備之一部份。按經營租賃列示之預付土地租金之租賃金額開始時按成本列賬，並於租賃期內按直線法攤銷。當租賃金

簡明綜合權益變動報表

截至二零零五年六月三十日止六個月

	二零零五年 （未經審核） 千港元	二零零四年 （未經審核） 千港元
於一月一日之權益總額	**233,476**	164,874
換算外國公司財務報表時之匯兑差額及未於綜合損益表確認之收益及虧損淨額	**(275)**	206
本期間股東應佔日常業務純利	**49,333**	44,535
行使購股權	**11,220**	17,633
購股權儲備	**6,587**	—
已派普通股股息	**(34,113)**	(27,908)
於六月三十日之權益總額	**266,228**	199,340

綜合現金流量報表

截至二零零五年六月三十日止六個月

	二零零五年 （未經審核） 千港元	二零零四年 （未經審核） 千港元
來自經營業務之現金流入淨額	**56,260**	23,650
來自投資業務之現金流出淨額	**(46,935)**	(22,854)
來自融資業務之現金流出淨額	**(23,243)**	(10,275)
現金及現金等價物減少淨額	**(13,918)**	(9,479)
期初之現金及現金等價物	**85,758**	77,392
期終之現金及現金等價物	**71,840**	67,913
現金及現金等價物之結餘分析		
現金及銀行結餘	**71,840**	67,913

簡明綜合資產負債表(續)
於二零零五年六月三十日

	附註	於二零零五年六月三十日(未經審核)千港元	於二零零四年十二月三十一日(重列)(未經審核)千港元
流動資產淨值		**73,570**	74,867
總資產減流動負債		**284,483**	252,110
非流動負債			
計息銀行貸款		**11,892**	12,271
遞延税項負債		**6,363**	6,363
		18,255	18,634
		266,228	233,476
股本及儲備			
已發行股本	13	**24,607**	24,367
儲備	14	**216,345**	174,996
擬派中期股息		**25,276**	–
擬派末期股息		–	34,113
		266,228	233,476

謝錦鵬	**馬明輝**
董事	*董事*

簡明綜合資產負債表

於二零零五年六月三十日

	附註	於二零零五年六月三十日（未經審核）千港元	於二零零四年十二月三十一日（重列）（未經審核）千港元
非流動資產			
固定資產		**177,602**	169,951
於聯營公司之投資		**6,547**	—
投資		**522**	—
無形資產		**26,242**	7,292
		210,913	177,243
流動資產			
存貨	10	**68,288**	81,797
應收賬款	11	**25,917**	16,219
預付款項、訂金及其他應收款項		**63,691**	68,281
現金及現金等價物		**71,840**	85,758
		229,736	252,055
流動負債			
應付賬款	12	**44,151**	69,782
應付税項		**64,183**	57,054
其他應付款項及應計費用		**47,075**	49,623
計息銀行貸款		**757**	729
		156,166	177,188

簡明綜合收入報表

截至二零零五年六月三十日止六個月

	附註	二零零五年 (未經審核) 千港元	二零零四年 (未經審核) 千港元
營業額	3	**232,024**	182,132
銷售成本		**(151,959)**	(122,244)
毛利		**80,065**	59,888
其他收益	4	**17,734**	10,541
銷售及分銷成本		**(12,897)**	(8,323)
行政開支		**(17,816)**	(10,782)
購股權儲備		**(6,587)**	–
其他經營開支		**(34)**	(26)
經營業務溢利	5	**60,465**	51,298
融資成本	6	**(186)**	–
應佔聯營公司虧損		**(217)**	–
除税前溢利		**60,062**	51,298
税項	7	**(10,729)**	(6,763)
股東應佔日常業務純利		**49,333**	44,535
股息			
末期		**34,113**	27,908
擬派中期	8	**25,276**	29,240
		59,389	57,148
每股盈利			
一基本	9	**20.2港仙**	18.9港仙
一攤薄	9	**19.4港仙**	18.3港仙

中期業績

中意控股有限公司(「本公司」)董事會欣然公佈本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止六個月(「中期報告期間」)之未經審核中期業績，連同二零零四年同期之未經審核比較數字。本中期業績所載之中期財務報表，已由本公司之審核委員會審閱。

中意控股有限公司

(於開曼群島註冊成立之有限公司)

中期報告2005





